WEALTHPOINT EQUITY VENTURES GROUP LLC.
24-10280

1-A/A



FINANCIAL STATEMENTS

TABLE OF CONTENTS

Stan J.H. Lee, CPA

2160 North Central Rd. Suite 203 ♦Fort Lee ♦ NJ 07024

P.O. Box 436402 ♦ San Ysidro♦ CA 92143-9402

619-623-7799 ♦Fax 619-564-3408 ♦ E-mail) stan2u@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
RJD Green Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of RJD Green Inc. as at June 30, 2010, and the related statements of operation, shareholders' equity (deficit) and cash flows for the period from September 1 , 2009 (inception date) to June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJD Green Inc. as at June 30, 2010, and the results of its operation and its cash flows for the period aforementioned in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the note to the financial statements, the Company has not established any source of revenue to cover its operating costs and losses from operations raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Stan J.H. Lee, CPA
July 3, 2010
Fort Lee, NJ

RJD Green Inc.
(a Development Stage Company)
Balance Sheet
as of June 30, 2010

Assets:		
Current Assets:		
Cash	$	15,954
Total Assets	$	15,954
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Accrued expense	$	2,500
Payable to a related party		3,513
Total Liabilities		6,013
Shareholders' Equity;		
Common Stock, 75,000,000 shares authorized and 430,000 shares issued and outstanding		430
Paid-in capital		15,570
Deficit during Development Stage		(6,059)
		9,941
Total Liabilities and Shareholders' Equity	$	15,954

See Notes to Financial Statements

RJD Green Inc.
(a Development Stage Company)
Statement of Operations
From September 10, 2009 (the date of inception) to June 30, 2010

Revenue	$ -
Operating Expenses:	
Organization Fees	2,938
Filing Fees	275
Legal and audit	2,800
Bank Fees	46
	6,059
Total Expenses:	6,059
Income (Loss) before income taxes	(6,059)
Provision for income taxes	-
Net loss	$ (6,059)
Weighted average common shares (basic and diluted)	

See Notes to Financial Statements

RJD Green Inc.
(a Development Stage Company)
Statement of Shareholders' Equity
From September 10, 2009 (the date of inception) to June 30, 2010

	Number of Common Shares	Amount	Additional Paid-In Capital	Deficit Accumulated during development stage	Total
Pre-Inception Balance	-	$ -	$ -	$ -	$ -
Common Stock Issued for Cash					
$.01 par Value	300,000	300	2,700	-	3,000
Common Stock Issued for Cash					
$.10 par Value	130,000	130	12,870	-	13,000
Net Loss for the Period	-	-	-	(6,059)	(6,059)
Balance as of 6/30/2010	430,000	430	15,570	(6,059)	9,941

See Notes to Financial Statements

RJD Green Inc.
(a Development Stage Company)
Statement of Operations
From September 10, 2009 (the date of inception) to June 30, 2010

Cash Flows From Operating Activities		
Net loss	$	(6,059)
Adjustments to reconcile net income (loss) to net cash (used in) operations		
Depreciation		-
Changes in operating assets and liailities		-
Increase (decrease) in accrued expense		2,500
Net Cash provided by (used in) operations		(3,559)
		-
Cash Flows From Investing Activities		
Net cash provided by investing activities		-
Cash Flows From Financing Activities		
Issuance of Common Stock for Cash		16,000
Iborrowing from a related party		3,513
Net cash provided by financing activities		19,513
Net increase (decrease)		
Cash at the Beginning of the Period:		-
Cash at the End of the Period		15,954
Supplemental Disclosures of Cash Flow Information		
Interest paid	$	-
Income taxes paid	$	-

See Notes to Financial Statements

WEALTHPOINT EQUITY VENTURES GROUP LLC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS

WEALTHPOINT EQUITY VENTURES GROUP LLC. (the "Company") was formed as a Limited Liability Company under the laws of the State of California on April 1, 2010 and has been inactive since inception. The Company intends to serve as a Real Estate Investment Group.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION DEVELOPMENT STAGE COMPANY

The Company has not earned any revenue from operations since inception. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in ASC 915, "Development Stage Entities." Among the disclosures required by ASC 915, are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception. The Company has elected a fiscal year ending on March 31.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in conformity with the instructions to Form 10Q and Article 803 of Regulation SX and the related rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the disclosures included in these financial statements are adequate to make the information presented not misleading.

The unaudited financial statements included in this document have been prepared on the same basis as the annual financial statements and in management's opinion, reflect all adjustments, including normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the interim periods presented. The unaudited financial statements should be read in conjunction with the audited financial statements and the notes thereto for the period from April 1, 2010 (Inception) to June 30, 2010 included in this Form S1.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has historically incurred losses, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In April 2009, the FASB issued FASB ASC 8251050 and FASB ASC 270 ("FSP 1071 AND APB 281 Interim Disclosures About Fair Value Of Financial Instruments"), which increases the frequency of fair value disclosures to a quarterly basis instead of on an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on an entity's balance sheet at fair value. FASB ASC 8251050 and FASB ASC 270 are effective for interim and annual periods ending after June 30, 2010. The adoption of FASB ASC 8251050 and FASB ASC 270 did not have a material impact on results of operations, cash flows, or financial position.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

STOCKBASED COMPENSATION

We account for nonemployee stockbased compensation in accordance with ASC 718 and ASC Topic 505 ("ASC 505"). ASC 718 and ASC 505 require that we recognize compensation expense based on the estimated fair value of stockbased compensation granted to nonemployees over the vesting period, which is generally the period during which services are rendered by the nonemployees.

INCOME TAXES

Income Taxes The Company accounts for its income taxes under the provisions of FASBASC10 "Accounting for Income Taxes." This statement requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, at the applicable enacted tax rates. The Company provides a valuation allowance against its deferred tax assets when the future realizability of the assets is no longer considered to be more likely than not. There were no current or deferred income tax expenses or benefits due to the Company not having any material operations for the period from April 1, 2010 (Inception) through June 30, 2010.

BASIC EARNINGS (LOSS) PER UNIT

Earnings per unit is computed in accordance with the provisions of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) Topic 260 (SFAS No. 128, "Earnings Per Unit"). Basic net income (loss) per Unit is computed using the weighted average number of units outstanding during the period. Diluted earnings per unit is computed using the weighted average number of units outstanding during the period, as adjusted for the dilutive effect of the Company's outstanding units using the "if converted" method and dilutive potential units.

IMPACT OF NEW ACCOUNTING STANDARDS

In May 2009, the FASB issued FASB ASC 85510 (prior authoritative literature, FSB No. FAS 165, "Subsequent Events"). FASB ASC 85510 established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. FASB ASC 85510 is effective for interim or annual financial periods ending after June 30, 2010. FASB ASC 85510 did not have a material effect on the financial position, cash flows, or results of operations.

In June 2009, the FASB issued FASB ASC 10510 (prior authoritative literature, FSB No. FAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principlesa replacement of FASB Statement No. 162). FASB ASC 10510 replaces SFAS 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 10510 is effective for financial statements issued for interim and annual periods ending after June 30, 2010. As such, the Company is required to adopt this standard in the current period. Adoption of FASB ASC 10510 did not have a significant effect on the Company's consolidated financial statements.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTES TO THE FINANCIAL STATEMENTS

I. The company received a stakeholder loan during the development period of $8,560; this loan isn't interest bearing and has no terms for repayment.

II. As an LLC the company doesn't issue shares, however ownership is sold to internal and external investors in "Unit Blocks". At this time each Unit Block is being sold for a cost of $10,000 per unit.

III. At this time there hasn't been a predetermined number of Unit Blocks authorized, but management plans to authorize a specific amount in the forthcoming operating quarter.

IV. Income Taxes

The company hasn't completed an entire fiscal year to this point, so no assumptions can be made to tax liability, losses, carryforwards, etc. Management does project a 25% tax rate will be applied to earnings, and as the company is still in the development stage, management does project that there will be a net (loss) for the year alleviating any tax liability.

OTHER NOTES

I. The company is not currently involved in any litigation.

II. Future issuances of the Company's equity or debt securities will be required in order for the Company to continue to finance its operations and continue as a going concern. The Company's present revenues are insufficient to meet operating expenses. The financial statement of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $8,560 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

III. Subsequent Event The Company has performed an evaluation of subsequent events in accordance with ASC Topic 855. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.